SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      October 2002



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      30  October 2002      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary



                            SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

P&O Princess Cruises plc

2)   Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited


3)   Please state whether notification indicates that it is in
respect of
     holding of the shareholder named in 2 above or in respect of
a
     non-beneficial interest or in the case of an individual
holder if it is a
     holding of that person's spouse or children under the age of
18

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5)   Number of shares/amount of stock acquired

9,179,559

6)   Percentage of issued class

1.32%

7)   Number of shares/amount of stock disposed

n/a

8)   Percentage of issued class

n/a

9)   Class of security

Ordinary shares of 50 cents each

10)  Date of transaction

28 October 2002

11)  Date company informed

29 October 2002

12)  Total holding following this notification

22,503,634


13) Total percentage holding of issued class following this notification

3.25%

14)  Any additional information



15)  Name of contact and telephone number for queries

Simon Pearce, 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification

Simon Pearce, Company Secretary

     Date of notification ...30 October 2002....